UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65956 / December 15, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14634

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In the Matter of	:	
	:	ORDER MAKING
ABVIVA, INC.,	:	FINDINGS AND
ACTIS GLOBAL VENTURES, INC.,	:	REVOKING
AEROTELESIS, INC.,	:	REGISTRATIONS BY
AMWEST INSURANCE GROUP, INC., and	:	DEFAULT
AUTO UNDERWRITERS OF AMERICA, INC.	:	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on November 18, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by November 23, 2011, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due on December 6, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer.

Abviva, Inc. (Abviva), ACTIS Global Ventures, Inc. (ACTIS), aeroTelesis, Inc. (aeroTelesis), Amwest Insurance Group, Inc. (Amwest), and Auto Underwriters of America, Inc. (Auto Underwriters), (collectively, Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Abviva (CIK No. 1084966) is a defaulted Nevada corporation located in Santa Barbara, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Abviva is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $2,644,199 for the prior nine months. As of November 15, 2011, the common stock of Abviva (stock symbol "ABVV") was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ACTIS (CIK No. 1161461) is a revoked Nevada corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ACTIS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $1,545,398 for the prior nine months. As of November 15, 2011, the common stock of ACTIS (stock symbol "AGLV") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

aeroTelesis (CIK No. 17544) is a void Delaware corporation located in Marina del Rey, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). aeroTelesis is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2007, which reported a net loss of $5,093,587 for the prior six months. As of November 15, 2011, the common stock of aeroTelesis (stock symbol "AOTL") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Amwest (CIK No. 780118) is a void Delaware corporation located in Calabasas, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amwest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $14,316,000 for the prior nine months. On July 24, 2001, Amwest filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, was converted to a Chapter 7 petition on April 2, 2004, and was still pending as of November 15, 2011. As of November 15, 2011, the common stock of Amwest (stock symbol "AMWT") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Auto Underwriters (CIK No. 726747) is a California corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Auto Underwriters is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008, which reported a net loss of $2,823,786 for the prior nine months. As of November 15, 2011, the common stock of Auto Underwriters (stock symbol "ADWT") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under

Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Abviva, Inc., ACTIS Global Ventures, Inc., aeroTelesis, Inc., Amwest Insurance Group, Inc., and Auto Underwriters of America, Inc., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge